Special Shareholder Notice
Western Asset Variable Rate Strategic Fund Inc. (GFY)

On February 3, 2009, the Board of Directors of the Fund approved a tender offer for up to 20% of outstanding common shares at a price equal to at least 98% of the Fund's net asset value per share on the date the tender offer expires. The commencement of the tender offer is conditioned upon the prior occurrence of certain events.

Under the terms of this tender offer, the Fund first must have a net asset value of at least $16.00 per share at the close of trading, on any full day of trading on the NYSE (the "Price Trigger"). If the Price Trigger is reached, the Fund would then conduct a tender offer for up to 20% of the then outstanding common shares at a price equal to at least 98% of the Fund's net asset value per share on the date the tender offer expires, if during the twelve-week period immediately following achievement of the Price Trigger (the "Measurement
Period"), common shares of the Fund have traded on the NYSE at an average discount from net asset value of more than 10% (computed by measuring the average discount based upon the Fund's per share closing NAV and market price as of the last business day in each week during the Measuring Period). If at the conclusion of the Measuring Period the average discount is determined to be 10% or less, the Fund will not commence a tender offer and there will not be a new Measuring Period.

In announcing the terms of the tender offer, which were recommended by the Fund's investment manager and subadviser, Legg Mason Partners Fund Advisor, LLC,
("LMPFA") and Western Asset Management Company ("WAM"),
LMPFA and WAM cited the current difficult market environment for fixed income securities, particularly in light of the Fund's variable rate mandate, and reiterated previous statements that the sale of significant portions of the Fund's portfolio holdings in the current market environment would mean selling at unfavorable prices at or near a potential market bottom.
The use of a price trigger is intended to allow an opportunity for liquidity to improve and the fixed income market to normalize so that any tender offer is conducted at a time when the Fund's portfolio has appreciated. The Fund believes that conducting the tender offer at a price equal to at least 98% of net asset value would accommodate the interests of stockholders who seek an opportunity to dispose of their shares as well as stockholders who desire to remain stockholders of the Fund.

The tender offer will be made and stockholders will be notified in accordance with the requirements of the Securities and Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, and other applicable rules and regulations, either by publication or mailing or both*.

The Board of Directors of the Fund has also approved
Western Asset Management Company Pte. Ltd. in Singapore
("Western Singapore") as a subadviser to the Fund under an additional sub-advisory agreements between Western
Asset Management Company ("Western Asset") and Western
Singapore.  Western Asset will supervise Western
Singapore's provision of services to the Fund. The appointment is effective as of February 3, 2009.

Western Singapore was established in 2000 and has offices at 1 George Street #23-01, Singapore 049145. The
Western Singapore office is responsible, generally, for managing Asian (excluding Japan) fixed-income mandates, including the related portions of Western Asset's broader portfolios, as well as servicing these relationships. It undertakes all investment-related activities including investment management, research and analysis, securities settlement, and client services.

While Western Asset will remain ultimately responsible for investment decisions relating to the Fund's portfolio, Western Singapore will provide certain subadvisory services to the Fund relating to currency transactions and investments in non-U.S. dollar-denominated securities and related foreign currency instruments. The Fund's current management fee remains unchanged. Western Asset and Western Singapore are wholly-owned subsidiaries of Legg Mason, Inc.



*The tender offer described in this notice has not yet commenced. This notice is not an offer to purchase or a solicitation of an offer to sell shares of the Fund. An offer will be made only by an Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase and the related Letter of Transmittal, when available, should be read by stockholders because they will contain important information. Stockholders may obtain free of charge, when available, the Offer to Purchase and Letter of Transmittal from the web site of the Securities and Exchange Commission (www.sec.gov). The Fund will also make available to its stockholders, without charge, the Offer to Purchase and Letter of Transmittal.